UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for 4 December, 2023

Commission File Number 1-31615

Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _____ No __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _____ No __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

ENCLOSURES:

Sens Announcements dated 23 November 2023 and 1 December 2023: (1) Grant and acceptance of share awards and dealings in securities by a prescribed officer of Sasol Limited and a director of a major subsidiary of Sasol Limited and (2) Dealings in securities by a director of a major subsidiary of Sasol Limited

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes: JSE: SOL NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896 US8038663006
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
(Sasol, the Company, Equity issuer)

Sasol Financing Limited
(Incorporated in the Republic of South Africa)
(Registration number: 1998/019838/06)
Company code: SFIE
LEI: 378900A5BC68CC18C276
(Sasol Financing, Debt issuer)

GRANT AND ACCEPTANCE OF SHARE AWARDS AND DEALINGS IN SECURITIES BY A PRESCRIBED OFFICER OF SASOL LIMITED AND A DIRECTOR OF A MAJOR SUBSIDIARY OF SASOL LIMITED

In compliance with paragraphs 3.63 to 3.66 of the JSE Limited Listings Requirements (Listings Requirements), the following information is disclosed relating to a grant and acceptance of conditional share awards and dealings in securities of Sasol by a prescribed officer and a director of a major subsidiary of Sasol Limited.

Grant and acceptance of share awards

The Board of Sasol Limited or the Sasol Remuneration Committee (the Committee), as appropriate, approved the following on-appointment share award made on 17 November 2023 in accordance with the rules of Sasol's 2022 Long-Term Incentive (LTI) Plan (the Plan). The vesting of the award will be subject to service conditions and, on performance shares, the achievement of approved corporate performance targets.

All prescribed officers and executive directors of Sasol must meet minimum shareholding requirements as stated in Sasol's remuneration policy.

In terms of the rules of the Plan, the participants have to decline such an award within ten business days after the award date, failing which the award will be deemed to have been accepted.

The rules of the Plan are available on the Sasol website at www.sasol.com.

The following awards have been made:

Award date:	17 November 2023
Acceptance date:	27 November 2023
Vesting periods:	In respect of performance shares (70% of the award): 50% after 3 years and the balance after 5 years. In respect of time restricted shares (30% of the award): 100% after 5 years.
Class of securities:	Sasol ordinary shares
Nature of transaction:	On appointment LTI award off-market
Price per share:[1]	R229,93

Nature and extent of interest:	Direct beneficial

Surname and initials	Company and designation	Number of shares	Total value of the transaction (ZAR)[2]
H Wenhold	Sasol Limited: Prescribed Officer	33 923	7 799 915,39

Note 1 Strike price per share is nil. The shares were awarded at R229,93 being the closing price on 16 November 2023.
Note 2 The total transaction value is the price per share multiplied by the number of Sasol ordinary shares.

Dealing in securities

The person below has transacted in securities awarded and accepted in 2020 in terms of the rules of the Sasol 2016 Long-Term Incentive (LTI) Plan (LTI Plan).

The 2020 award partly vested at the achievement of corporate performance targets (CPTs) of 67,34%. The balance of the LTI award made in 2020 will vest in 2025 subject to the rules of the LTI Plan.

The participant has the option to retain all shares; sell sufficient shares to cover the tax liability and retain the balance thereof; or, to sell the vested shares. The dealings are as set out below.

Transaction date:	20 November 2023
Class of securities:	Sasol ordinary shares
Issue price per share:	R0,00
Nature of transaction:	Sale of vested shares on-market
Nature and extent of interest:	Direct beneficial

Name	Company and designation	Number of shares	Selling Price per share (ZAR)	Total value of the transaction (ZAR)
Mokomela, D T	Sasol South Africa Limited: Director	4 797	224,00	1 074 528,00

In terms of paragraph 3.66 of the Listings Requirements, the necessary clearance to deal has been obtained for the transactions set out above.

23 November 2023
Sandton

Equity Sponsor: Merrill Lynch South Africa (Pty) Limited t/a BofA Securities

Debt Sponsor: Rand Merchant Bank (A division of FirstRand Bank Limited)

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes: JSE: SOL NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896 US8038663006
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
(Sasol, the Company, Equity issuer)

Sasol Financing Limited
(Incorporated in the Republic of South Africa)
(Registration number: 1998/019838/06)
Company code: SFIE
LEI: 378900A5BC68CC18C276
(Sasol Financing, the Company, Debt issuer)

DEALINGS IN SECURITIES BY A DIRECTOR OF A MAJOR SUBSIDIARY OF SASOL LIMITED

In compliance with paragraphs 3.63 to 3.66 of the JSE Limited Listings Requirements (Listings Requirements), the following information is disclosed relating to dealings in securities of Sasol by a director of a major subsidiary of Sasol Limited.

The participant below has transacted in securities awarded and accepted in 2018 in terms of the rules of the Sasol 2016 Long-term incentive (LTI) plan. This vesting represents the second tranche of the 2018 on-appointment award which partly vested after 3 years in 2021. The participant has the option to retain all shares; sell sufficient shares to cover the tax liability and retain the balance thereof; or, to sell the vested shares. The dealings are as set out below.

Transaction date:	28 November 2023
Class of securities:	Sasol ordinary shares
Issue price per share:	R0,00
Nature of transaction:	Sale of vested shares on-market
Nature and extent of interest:	Direct beneficial

Name	Company and designation	Number of shares	Selling Price per share (ZAR)	Total value of the transaction (ZAR)
Nndwammbi, N G	Sasol South Africa Limited: Director Sasol Oil (Pty) Limited: Director	3 251	215,35	700 102,85

In terms of paragraph 3.66 of the Listings Requirements, the necessary clearance to deal has been obtained for the transactions set out above.

1 December 2023
Sandton

Equity Sponsor: Merrill Lynch South Africa (Pty) Limited t/a BofA Securities

Debt Sponsor: Rand Merchant Bank (A division of FirstRand Bank Limited)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 4 December 2023

By: /sgd/M du Toit
Name: M du Toit
Title: Group Company Secretary